

Mail Stop 7010

May 24, 2007

Via U.S. Mail and Fax (604-669-6272)
Mr. Robert J. MacDonald
Chief Financial Officer
Novagold Resources Inc.
Suite 2300, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4

> **Re:** **Novagold Resources Inc.**
> **Form 40-F for the Fiscal Year Ended November 30, 2006**
> **Filed March 1, 2007**
> **File No. 1-31913**

Dear Mr. MacDonald:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant